Exhibit 99.1

HUB Secures $7M In Debt Restructuring, Strengthening Financial Stability and Growth Trajectory

Settlement Agreement Covers Over 60% of the Company’s Secured Debt; Principal Payments Deferred to Mid-2025

Tel Aviv, Israel – December 23, 2024 – HUB Cyber Security Ltd. (NASDAQ: HUBC) (“HUB” or the “Company”), a leader in cybersecurity and advanced data fabric solutions, has successfully restructured $7 million of its secured debt with United Mizrahi Tefahot Bank (“UMTB”) under a settlement agreement signed on December 19, 2024 between HUB and UMTB (the “Agreement”). The Agreement represents over 60% of HUB’s secured debt, through its wholly-owned subsidiary Comsec Ltd., and reflects the Company’s commitment to address key financial obligations in its ongoing efforts to settle or extend most of its outstanding debt to achieve financial stability and confidence in its growth trajectory.

Under the Agreement, payments are deferred until June 2025, aligning with HUB’s expected free cash flow generation. This milestone enhances liquidity and enables the Company to focus on scaling operations and delivering shareholder value. Furthermore, HUB is in advanced negotiations to refinance the remainder of its secured debt, with completion expected in the first quarter of 2025.

Noah Hershcoviz, CEO of HUB Security stated: “This milestone speaks significantly towards HUB’s stability and its potential growth as we approach the new fiscal year. Successfully restructuring $7 million, more than 60% of our secured debt, demonstrates HUB’s ability to execute financial strategies that align with our business goals. The deferment of principal payments until mid-2025 provides the Company with the financial agility to focus on operational expansion. We are progressing as planned toward all our key goals, and we are confident in our continued ability to generate value for our shareholders. We anticipate that the remaining debt refinancing will conclude shortly, ensuring that HUB is well-capitalized to continue delivering cutting-edge secured data fabric solutions to our global clients. We believe that these steps are the foundations of HUB’s vision for sustainable growth and long-term profitability.”

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in advanced cybersecurity solutions that protect sensitive commercial and government information. HUB’s offerings include encrypted computing technologies that prevent hardware-level intrusions and innovative data theft prevention solutions. Operating in over 30 countries, HUB serves a diverse client base with its cutting-edge cybersecurity appliances and services.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about HUB’s financial condition, results of operations, earnings outlook and prospects of its debt refinancing. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas commenced in October 2023, and the expansion of hostilities to other fronts, which may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards and remain listed on the Nasdaq; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (i) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F/A filed on October 22, 2024.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Investor Relations:

Lytham Partners
Ben Shamsian
646-829-9701
shamsian@lythampartners.com